Exhibit 99.1

Cellect Biotechnology Announces Record Date and Distribution Date for CVRs in Connection with Strategic Merger with Quoin Pharmaceuticals

Tel Aviv – October 15, 2021 – Cellect Biotechnology Ltd. (NASDAQ: “APOP”) (the “Company”), announced today the record date and distribution date for the contingent value rights (the “CVRs”) to be distributed in connection with the previously announced strategic merger with privately-held Quoin Pharmaceuticals, Inc., a specialty pharmaceutical company focused on rare and orphan diseases (the “Merger”) and the sale of the Company’s subsidiary, Cellect Biotherapeutics Ltd., to EnCellX, Inc., a privately held company based in San Diego, CA (the “Share Transfer”).

Upon the closings of the Merger and Share Transfer, the Depositary for the Company’s American Depositary Shares (“ADS”), as the holder of the Company’s ordinary shares, will become entitled to one CVR for each ordinary share outstanding. Following the closings, pursuant to the Deposit Agreement governing the ADS, the Depositary will distribute the CVRs pro rata to the holders of record of the ADS as of the close of trading on the business day immediately preceding the closings (“Eligible ADS Holders”). Subject to the satisfaction or waiver of all closing conditions, the Company expects that the Merger and the Share Transfer will close on October 28, 2021, the record date on which the Depositary will become entitled to the CVRs and the Eligible ADS Holders will be determined will be October 27, 2021, and the date for distribution of the CVRs by the Depositary to Eligible ADS Holders will be November 5, 2021.

Following the completion of the Merger, the Company will be renamed Quoin Pharmaceuticals, Ltd., and will trade on the Nasdaq Capital Market under the symbol “QNRX”.

As described in the Company’s Proxy Statement dated August 10, 2021, for the Company’s special general meeting of shareholders, the receipt of CVRs may have income tax and other tax consequences for holders of the CVRs.  Each holder should consult with a tax advisor regarding the tax implications for such holder.  The Company expects that the Contingent Value Rights Agreement relating to the CVRs (the “CVR Agreement”), which is to be executed by the Company, Eyal Leibovitz (as Representative), and Computershare Trust Company, N.A. (as Rights Agent) in connection with the closings of the Merger and Share Transfer, will provide that each holder of CVRs will have the ability to abandon such holder’s CVRs at any time, at such holder’s option, by transferring such CVRs to the Company without consideration for such transfer.

The CVRs, if and when distributed, will be non-transferable, except in limited circumstances. The CVR Agreement will provide that a holder of CVRs may not sell, assign, transfer, pledge, encumber, or otherwise dispose of such holder’s CVRs, other than pursuant to an abandonment (as described above) or another permitted transfer described in the CVR Agreement. Permitted transfers will include a transfer of one or more CVRs (i) by the Depositary to the Eligible ADS Holders (as described above); (ii) upon death by will or intestacy; (iii) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (iv) made pursuant to a court order; (v) made by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; and (vi) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner.

About Cellect Biotechnology Ltd.

Cellect Biotechnology (APOP) has developed a breakthrough technology for the selection of stem cells from any given tissue that aims to improve a variety of cell-based therapies.

The Company’s technology is expected to provide researchers, clinical community, and pharma companies with the tools to rapidly isolate specific cells in quantity and quality allowing cell-based treatments and procedures in a wide variety of applications in regenerative medicine. The Company’s current clinical trial is aimed at bone marrow transplantations in cancer treatment.

Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss Cellect’s expectations regarding timing of the commencement of its planned U.S. clinical trial and its plan to reduce operating costs. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the Company’s history of losses and needs for additional capital to fund its operations and its inability to obtain additional capital on acceptable terms, or at all; the Company’s ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; the Company’s ability to obtain regulatory approvals; the Company’s ability to obtain favorable pre-clinical and clinical trial results; the Company’s technology may not be validated and its methods may not be accepted by the scientific community; difficulties enrolling patients in the Company’s clinical trials; the ability to timely source adequate supply of FasL; risks resulting from unforeseen side effects; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the scope of protection the Company is able to establish and maintain for intellectual property rights and its ability to operate its business without infringing the intellectual property rights of others; competitive companies, technologies and the Company’s industry; unforeseen scientific difficulties may develop with the Company’s technology; the Company’s ability to retain or attract key employees whose knowledge is essential to the development of its products; and the Company’s ability to pursue any strategic transaction or that any transaction, if pursued, will be completed. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in Cellect Biotechnology Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC.

Contact

Cellect Biotechnology Ltd.

Shai Yarkoni, Chief Executive Officer

www.cellect.co

+972-9-974-1444

Or

EVC Group LLC

Michael Polyviou

(732) 933-2754

mpolyviou@evcgroup.com

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